UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Reis, Inc.

(Name of Issuer)

Common Stock Par Value $.02 per Share

(Title of Class of Securities)

75936P 105

(CUSIP Number)

December 13, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Linda J. Newman, Vice President & General Counsel

Sammons Enterprises, Inc.

5949 Sherry Lane, Suite 1900

Dallas, Texas 75225

(24) 210-5094

CUSIP No. 75936P 105

1	Names of Reporting Persons Sammons Enterprises, Inc. Employee Stock Ownership Trust, acting through GreatBanc Trust Company, Trustee

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 636,815

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 636,815

9	Aggregate Amount Beneficially Owned by Each Reporting Person 636,815

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 5.84%

12	Type of Reporting Person (See Instructions) EP

CUSIP No. 75936P 105

1	Names of Reporting Persons Sammons Enterprises, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 636,815

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 636,815

9	Aggregate Amount Beneficially Owned by Each Reporting Person 636,815

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 5.84%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 75936P 105

1	Names of Reporting Persons Consolidated Investment Services, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 636,815

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 636,815

9	Aggregate Amount Beneficially Owned by Each Reporting Person 636,815

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 5.84%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 75936P 105

1	Names of Reporting Persons Sammons Equity Alliance, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 636,815

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 636,815

9	Aggregate Amount Beneficially Owned by Each Reporting Person 636,815

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 5.84%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 75936P 105

1	Names of Reporting Persons Compatriot Capital, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 636,815

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 636,815

9	Aggregate Amount Beneficially Owned by Each Reporting Person 636,815

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 5.84%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 75936P 105

1	Names of Reporting Persons Paul E. Rowsey, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,254

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,254

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,254

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 0.012%

12	Type of Reporting Person (See Instructions) IN

Preamble Note:

This Schedule 13G amends and replaces in its entirety the Schedule 13D, as amended (the “Schedule 13D”), previously filed on October 21, 2009 by SVP-RPC Joint Venture, Rosewood Property Company, The Rosewood Corporation, Caroline Hunt Trust Estate, Bear Investor Joint Venture, Bear Hunter L.P., Grizzly Bear, LLC, Nacolah Ventures, LLC, North American Company for Life and Health, Sammons Financial Group, Inc., Sammons Venture Properties, Inc., Consolidated Investment Services, Inc., Sammons Enterprises, Inc. (“SEI”) and The Charles A. Sammons 1987 Charitable Remainder Trust-Number 2.  This Schedule 13G updates the previously disclosed ownership of shares of Reis, Inc. (the “Issuer) held among SEI, certain of the wholly-owned subsidiaries of SEI, and The Charles A. Sammons 1987 Charitable Remainder Trust-Number 2.  Following certain testamentary trust transfers and various internal reorganizations of the holdings of SEI and certain of its direct and indirect wholly-owned subsidiaries of the shares of the Issuer held by such parties, effective as of December 13, 2013, Compatriot Capital, Inc. (“CCI”), an indirect wholly-owned subsidiary of SEI, became the direct owner of 636,815 shares of the Issuer. Such shares are deemed to be beneficially owned, with shared voting and dispositive power, among The Sammons Enterprises, Inc. Employee Stock Ownership Trust (the “SEI ESOT”), acting by and through GreatBanc Trust Company, as Trustee (the “SEI ESOT Trustee”), SEI, of which 100.0% of its outstanding capital stock is owned of record by the SEI ESOT, Consolidated Investment Services, Inc. (“CIS”), a direct wholly-owned subsidiary of SEI, Sammons Equity Alliance, Inc. (“SEA”), a direct wholly-owned subsidiary of CIS, and CCI, a direct wholly-owned subsidiary of SEA.

Paul E. Rowsey, III (“Mr. Rowsey”), a director and chief executive officer of CCI, owns of record and beneficially, with sole voting and dispositive power, 1,254 shares of the Issuer.  Mr. Rowsey, by virtue of his positions with CCI may be deemed to beneficially own the 636,815 shares of the Issuer directly owned by CCI.  Mr. Rowsey disclaims beneficial ownership of such 636,815 shares directly owned of by CCI, and the other Filing Persons (as defined below) to this Schedule 13G disclaim beneficial ownership of such 1,254 shares directly owned by Mr. Rowsey.

Other than the Filings Persons to this Schedule 13G, no other SEI related entities have any interest in the shares of the Issuer referenced above, and to the extent that prior filings with the Securities and Exchange Commission with respect to shares of the Issuer may have referenced SVP-RPC Joint Venture, Rosewood Property Company, The Rosewood Corporation, Caroline Hunt Trust Estate, Sammons Venture Properties, Inc.,  The Charles A. Sammons 1987 Charitable Remainder Trust-Number 2, Bear Investor Joint Venture, Bear Hunter, L.P., Grizzly Bear, LLC, Nacolah Ventures, LLC, North American Company for Life and Health and Sammons Financial Group, Inc., such entities or trusts are no longer reporting persons with respect to shares of the Issuer.

Item 1. Security and Issuer
(a)	Name of Issuer. Reis, Inc.
(b)	Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 535 Madison Avenue, New York, New York 10022.

Item 2.
(a)

Names of Persons Filing.
This Statement is being filed jointly by the SEI ESOT, SEI, CIS, SEA, CCI (collectively, the “Sammons Entities”) and Mr. Rowsey (collectively with the Sammons Entities, the “Filing Persons”). Notwithstanding his status as a Filing Person, Mr. Rowsey disclaims that he is a member of a group with respect to the shares of the Issuer beneficially owned by the Sammons Entities.

An agreement among the Filing Persons with respect to the filing of this Statement is attached hereto as Exhibit 1.

The SEI ESOT owns 100.0% of SEI.  SEI, directly or indirectly, owns 100% of CIS, SEA and CCI.  The SEI ESOT beneficially owns, with voting and dispositive power, the 636,815 shares of the Issuer which are directly owned by CCI.  The other Sammons Entities, by virtue of their corporate structure, may be deemed to beneficially own, with shared voting and dispositive power, such 636,815 shares directly owned by CCI.

Mr. Rowsey, a director and chief executive officer of CCI, owns of record and beneficially, with sole voting and dispositive power, 1,254 shares of the Issuer.  Mr. Rowsey, by virtue of his positions with CCI may be deemed to beneficially own the 636,815 shares of the Issuer directly owned by CCI.  Mr. Rowsey disclaims beneficial ownership of such 636,815 shares directly owned by CCI, and the other Filing Persons disclaim beneficial ownership of such 1,254 shares directly owned by Mr. Rowsey.

(b)

Addresses of Persons Filing.

(i)                                     SEI ESOT, GreatBanc Trust Company, as Trustee, 801 Warrenville Road, Suite 500, Lisle, IL 60532

(ii)                                  SEI, CIS, SEA, CCI and Mr. Rowsey:  5949 Sherry Lane, Suite 1880, Dallas, Texas 75225.

(c)

Citizenship.
The SEI ESOT is an employee stock ownership trust formed under Texas law.  The SEI ESOT Trustee is an Illinois trust company.

SEI, SEA and CCI are Delaware corporations.

CIS is a Nevada corporation.

Mr. Rowsey is an individual citizen of the United States.

	(d)	Title of Class of Securities. Common Stock, Par Value $0.02 per Share
	(e)	CUSIP Number. 75936P 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Mr. Rowsey disclaims that he is a member of a group with respect to the shares of the Issuer beneficially owned by the Sammons Entities.

Item 4.	Ownership

See Items 5-9 and 11 on the cover page for each Filing Person, as well as the Preamble Note and Item 2.  The percentage ownership of each Filing Person is based on 10,907,579 shares of Common Stock outstanding as of October 28, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter period ended September 30, 2013.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
See Preamble Note and Item 2 above.

Item 8.	Identification and Classification of Members of the Group
See Preamble Note and Item 2 above.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

(c)          Each of the Filing Persons hereby makes the following certification:  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

COMPATRIOT CAPITAL, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Title:	Chairman

SAMMONS EQUITY ALLIANCE, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Title:	Chief Executive Officer

CONSOLIDATED INVESTMENT SERVICES, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Title:	Chief Executive Officer

SAMMONS ENTERPRISES, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Title:	Chief Executive Officer

THE SAMMONS ENTERPRISES, INC. EMPLOYEE STOCK OWNERSHIP TRUST, BY GREATBANC TRUST COMPANY, TRUSTEE

By:	/s/ John S. Marino
Name:	John S. Marino
Title:	Senior Vice President

PAUL E. ROWSEY, III

/s/ Paul E. Rowsey, III

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the Common Stock of Reis, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.   The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it has reason to believe that such information is inaccurate.

COMPATRIOT CAPITAL, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Title:	Chairman

SAMMONS EQUITY ALLIANCE, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Title:	Chief Executive Officer

CONSOLIDATED INVESTMENT SERVICES, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Title:	Chief Executive Officer

SAMMONS ENTERPRISES, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Title:	Chief Executive Officer

THE SAMMONS ENTERPRISES, INC. EMPLOYEE STOCK OWNERSHIP TRUST, BY GREATBANC TRUST COMPANY, TRUSTEEF

By:	/s/ John S. Marino
Name:	John S. Marino
Title:	Senior Vice President

PAUL E. ROWSEY, III

/s/ Paul E. Rowsey, III